

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2018

<u>Via E-mail</u>
David Wolfin
Chief Executive Officer
Avino Silver & Gold Mines Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia
V6C 3P1, Canada

    Re: Avino Silver & Gold Mines Ltd.
             Form 20-F for Fiscal Year Ended December 31, 2017
             Form 20-F for Fiscal Year Ended December 31, 2016
             File No. 001-35254

Dear Mr. Wolfin:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Rufus Decker

                Rufus Decker
                Accounting Branch Chief
                Office of Beverages, Apparel and Mining